SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

DEER VALLEY CORPORATION

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

Deer Valley Corporation

(Name of Person Filing Statement)

244196101

(CUSIP Number of Class of Securities)

John Steven Lawler

Deer Valley Corporation

205 Carriage Street

Guin, AL 35563

(205) 468-8400

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee***

$11,680	$1.18

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $0.73 by the Issuer in lieu of fractional shares immediately following a 1-for-250 reverse stock split to holders of fewer than 250 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.73 per pre-split share and approximately 16,000 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by .0001007.

***	Previously Paid

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1.18	Filing Party: Deer Valley Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: January 22, 2016

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Deer Valley Corporation (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary of Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Trading Market and Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Dividends Paid by the Company” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Information Statement under the caption “Stock Purchases by the Company” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Information Statement under the caption “Identity and Background of the Directors and Officers of the Company” is incorporated herein by reference.

(b) Business and Background of Entities. Peerless Systems Corporation, a Delaware corporation (“Peerless”), is the beneficial owner of approximately 80% of the outstanding common stock of the Company. In addition to owning approximately 80% of the outstanding common stock of the Company, Peerless licenses imaging and networking technologies to the digital document markets, which include original equipment manufacturers (“OEMs”) of color and monochrome printers and multifunction office products. During the last five years, Peerless has not been convicted in a criminal proceeding and has not been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding a violation of any federal or state securities law.

(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Identity and Background of the Directors and Officers of the Company” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Dissenter’s and Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

(1) The information set forth in the Information Statement under the caption “Transactions with Related Persons and Entities” is incorporated herein by reference.

(2) Transactions with Related Persons, the aggregate of which exceeds $60,000. The information set forth in the Information Statement under the caption “Transactions with Related Persons and Entities” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Information Statement under the caption “Transactions with Related Persons and Entities” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Information Statement under the caption “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares” is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) None.

(7) The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Termination of Exchange Act Registration” is incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Termination of Exchange Act Registration” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Reasons for the Reverse/Forward Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Strategic Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Reasons for the Reverse/Forward Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Federal Income Tax Consequences of the Reverse/Forward Split” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Information Statement under the captions “Summary of Term Sheet,” “Special Factors – Reasons for the Reverse/Forward Split,” “Special Factors – Strategic Alternatives Considered,” “Special Factors – Structure of the Reverse/Forward Split,” “Special Factors – Fairness of the Reverse/Forward Split to Stockholders” and “Special Factors – Procedural Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Term Sheet,” “Special Factors – Reasons for the Reverse/Forward Split,” “Special Factors – Strategic Alternatives Considered,” “Special Factors – Structure of the Reverse/Forward Split,” “Special Factors – Fairness of the Reverse/Forward Split to Stockholders” and “Special Factors – Procedural Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Background and Cost” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Information Statement under the caption “Special Factors – Background and Cost” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(e) Recommendations of Others. None.

Item 13.	Financial Statements.

(a) Financial Statements.

(1) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(4) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. Not material.

(c) Summary Financial Information. The information set forth in the Information Statement under the caption “Summary Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the caption “Special Factors – Background and Cost” is incorporated herein by reference.

Item 15.	Additional Information.

(b) None.

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) None.

(c) None.

(d) None.

(f) The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Special Factors – Dissenter’s and Appraisal Rights” and Annex C to the Information Statement are incorporated herein by reference.

(g) None.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DEER VALLEY CORPORATION

By:	/s/ John S. Lawler
John Steven Lawler
Title:	Chief Financial Officer, Executive Vice President, and Secretary

Dated: March 15, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.01	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on March 15, 2016 and incorporated herein by reference).